EXHIBIT 99.1

POET Technologies Announces Closing of Acquisition of DenseLight Semiconductors and Change to Venue of Town Hall Meeting

SAN JOSE, Calif., May 12, 2016 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the “Company” or “POET”) (OTCQX:POETF) (TSX-V:PTK), a developer of opto-electronics fabrication processes for the semiconductor industry, today announced the completion of its previously announced acquisition of all of the shares of DenseLight Semiconductors Pte. Ltd. (“DenseLight”), a Singapore-based private designer, manufacturer and provider of photonic sensing and optical light source products. The DenseLight shareholders will be issued approximately 16 million common shares of POET (the "POET Shares") in accordance with the terms of the Share Purchase Agreement announced on April 28, 2016.  Additionally, approximately 1.3 million POET Shares will be issued, subject to monetary exchange rate adjustment at the time of issuance, to the DenseLight shareholders in the event that DenseLight meets or exceeds a pre-determined revenue target during calendar 2016.

“We are excited that DenseLight Semiconductors is now a part of the POET family”, said Dr. Suresh Venkatesan, Chief Executive Officer of POET Technologies.  “We believe that our combined capabilities will drive continued opportunities in serving the growing Photonics market, with a comprehensive suite of product solutions, while strengthening the Company’s finances and operations. With the strong support of the DenseLight management team, we have already begun to map our integration plans for the combined entity with a goal of achieving profitable and sustainable growth targets.”

The company plans to provide additional information on the close of the transaction during its investors’ town hall meeting on May 17, 2016.  Due to overwhelming support for the town hall meeting, the venue has been changed to the Rainy Lake Room, WaterPark Place, 20 Bay Street, 11th Floor, Toronto, ON M5J 2N8. To listen to the live webcast, please visit the investor relations section of POET’s website (www.poet-technologies.com) approximately 15 minutes prior to the start of the event to register, download and install any necessary audio software. A replay will be available shortly after the presentation on the POET website for 90 days.  Pre-submitted questions may be sent to rf@poet-technologies.com until May 16, 2016.  Expected topics to be covered include POET’s strategic, development and commercialization initiatives.

About POET Technologies Inc.

POET (Planar Opto-Electronic Technology) is a developer of opto-electronics and Photonic fabrication processes and products. Photonics integration is fundamental to increasing functional scaling and lowering the cost of current Photonic solutions.  POET believes that its advanced opto-electronics process platform enables substantial improvements in energy efficiency, component cost and size in the production of smart optical components, the engines driving applications ranging from data centers to consumer products to military applications. Silicon Valley-based POET’s patented module-on-a-chip process, which integrates digital, high-speed analog and optical devices on the same chip, is designed to serve as an industry standard for smart optical components.  More information may be obtained at www.poet-technologies.com.

For further information:
Robert Ferri
Robert Ferri Partners
Tel: (415) 575-1589
Email: Robert.ferri@robertferri.com

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) “John F. O’Donnell”, Secretary

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding an outlook. Such statements include the Company's expectations that the combined capabilities of POET and DenseLight will drive continued opportunities in serving the growing Photonics market, with a comprehensive suite of product solutions, while strengthening the Company’s finances and operations, and its plans to achieve profitable and sustainable growth targets. They also include the Company’s expectations with respect to the capability, functionality, performance and cost of the Company’s technology.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management's expectations regarding future growth, plans for and completion of projects by the Company's third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company's anticipated projects, delays or changes in plans with respect to the development of the Company's anticipated projects by the Company's third party relationships, risks affecting the Company's ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company's securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward- looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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